                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*
                                     FINAL

                          GENERAL COMMUNICATION, INC.
                               (Name of Issuer)

                      Class A Common Stock, no par value
                      Class B Common Stock, no par value
                      ----------------------------------
                       (Title of Classes of Securities)

                       Class A Common Stock  369385 10 9
                       Class B Common Stock  369385 20 8
                       --------------------  -----------
                                (CUSIP Numbers)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                AUGUST 5, 1998
                                --------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Exhibit Index is on Page n/a
                                                  ---

Cusip No.-  Class A Common Stock  369385 10 9
Cusip No.-  Class B Common Stock  369385 20 8


     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          TELE-COMMUNICATIONS, INC.

     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [_]
                                                                (b)  [_]

     (3)  SEC Use Only

     (4)  Source of Funds
          AF, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                        [_]

     (6)  Citizenship or Place of Organization

          Delaware

 Number of    (7)  Sole Voting Power         0  shares of Class A Common Stock
                                             0  shares of Class B Common Stock
Shares Bene-
  ficially    (8)  Shared Voting Power       0 Shares
 Owned by
Each Report-  (9)  Sole Dispositive Power    0  shares of Class A Common Stock
                                             0  shares of Class B Common Stock
 ing Person
   With       (10) Shared Dispositive Power  0 Shares


     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   0  shares of Class A Common Stock
                   0  shares of Class B Common Stock

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

     (13) Percent of Class Represented by Amount in Row (11)

                   Class A Common Stock  0%
                   Class B Common Stock  0%

     (14) Type of Reporting Person

                   HC, CO

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

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)
                                     FINAL

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          GENERAL COMMUNICATION, INC.
                         (Commission File No. 0-15279)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Class A Common Stock, no par value (the "Class A Stock"), and the Class B Common Stock, no par value (the "Class B Stock", and together with the Class A Stock, the "GCI Common Stock"), of General Communication, Inc., an Alaska corporation ("GCI"). GCI's principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 95503. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

         TCI is filing this amendment to the Statement as a result of its disposition of all of its shares of the GCI Common Stock. As a result of such disposition, TCI ceased to be a beneficial owner of more than five percent of the GCI Common Stock.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Statement is hereby amended and supplemented by adding the following:

         (c) On August 5, 1998, TCI, through a wholly-owned subsidiary, sold all of its 300,200 shares of Class A Stock and all of its 225,000 shares of Class B Stock for $3.50 per share, regardless of class. TCI sold such shares in a private transaction to Fisher Capital Partners, Ltd., a company affiliated with Donne Fisher who is a director of TCI.

         (e) As a result of the disposition of stock described above, on August 5, 1998, TCI ceased to be a beneficial owner of more than five percent of the GCI Common Stock.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Statement is true, complete and correct.


August 12, 1998                         TELE-COMMUNICATIONS, INC.



                                        /s/ Stephen M. Brett
                                        ----------------------------
                                        Stephen M. Brett
                                        Executive Vice President and
                                        General Counsel

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